Filed by Tiberius Acquisition Corporation
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tiberius Acquisition Corporation
Commission File Number: 001-38422
Date: October 11, 2019
 IGI Investor Presentation  October 2019

Today's Presenters



Wasef Jabsheh

Founder, Vice Chairman & CEO

- Over 50 years insurance experience
- Established ADNIC[1], Middle East Insurance Brokers and International Marine & General Insurance Co. in 1991, which was sold to HCC in 1994
- Previously on the board of HCC Insurance



Hatem Jabsheh

Group COO

- Over 18 years industry experience
- Established an asset management and brokerage business which was sold in 2009
- Previously at Spear, Leeds and Kellogg, a subsidiary of Goldman Sachs



Waleed Jabsheh

President

- Over 21 years insurance experience
- Joined IGI since inception and has played a pivotal role in its growth and development
- Previously at LDG reinsurance, a subsidiary of Houston Casualty, and at Manulife Reinsurance in Toronto



Pervez Rizvi

Group CFO

- Over 26 years industry and banking experience
- Previously served at various firms including HSBC Bank in UAE & Malaysia and Zurich Financial Services in DIFC in a senior management role
- Previously served as CFO at Islamic Insurance Company in Abu Dhabi, UAE



Andreas Loucaides

CEO IGI UK

- Over 47 years insurance experience
- Founder of PRI group, an aim-listed start-up insurance company which was sold to Brit in 2003
- Previously CEO at Catlin UK and Jubilee group



Andrew Poole

CIO, Tiberius

- Over 15 years of experience in portfolio management, analyzing and investing in public Insurance companies
- Original partner and portfolio manager at Scoria Capital, a L/S hedge fund
- Previously at Diamondback Capital, SAC Capital and Swiss Re

Joint oversight of underwriting

(1) Abu Dhabi National Insurance Company.

International General Insurance Holdings Limited

2

 COMPANY OVERVIEW  Section 1  INVESTMENT HIGHLIGHTS  Section 2  FINANCIAL OVERVIEW  Section 3  TRANSACTION OVERVIEW  Section 4  SUPPLEMENTAL MATERIALS  Section 5

 Section 1  COMPANY OVERVIEW

Specialty (Re)Insurer With 17-Yr Track Record Maximizing Total Value Creation

2019E GPW $340mm	Cash & Short Term Deposits as % of Total Investable Assets 50%+		Operating ROE *(Last 10 Years Avg.)* 10%
	6/30/19 Shareholders' Equity $316mm	Combined Ratio *(Last 10 Years Avg.)* 90%	
Financial Leverage 0%	AM Best Rating A (EXCELLENT) S&P Rating A- (STABLE)	Net Underwriting Profit $20mm	Dividend Payout Ratio 40%
	Total Value Creation 10-Year CAGR[1] 10%	Favorable Development Over Last 5 Years[2] 12%	

- Highly-rated international specialist (re)insurer with 17-year track record and an A (Excellent) AM Best rating with a Stable Outlook and an A- S&P rating with a Stable Outlook
- Diverse specialty business lines with market recognized expertise in energy, property, ports & terminals, financial institutions, and professional liability
- Global geographical footprint with exposures in 200+ countries supported by operations in UK, MENA and Asia
- Opportunity to invest alongside Jabsheh family who will retain 24% ownership in Pro Forma Company[3]


London
Bermuda
Amman
Casablanca
Dubai
Kuala Lumpur

Demonstrated Track Record of Double-Digit Compounding of Tangible Book Value Plus Dividends Through Focused Underwriting, Strong Cycle Management, Conservative Investment Philosophy and Cost Efficient Structure

Source: Financial information for the year ended 12/31/2018 unless otherwise noted. Annual accounts, management information. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.
(1) Total Value Creation defined as Tangible Book Value per Share growth plus cumulative dividends for 2009-2018 period. (2) Average reserve development as % of NPE. (3) Assumes no redemptions by Tiberius shareholders and acquisition price of $386mm assuming 6/30/2019 book value of $316mm (after adding back IGI transaction expenses) and acquisition P/B multiple of 1.22x.

International General Insurance Holdings Limited
5

Evolution Into a Global Specialty (Re)Insurer

$50mm capital raise

2002
Commenced operations in Jordan, underwriting energy, property and engineering business

$75mm capital raise

2005
Assigned BBB rating by S&P

Commenced underwriting reinsurance business

2006
Established Holding Company in DIFC[(1)]

Established Labuan Branch

2007
Established Bermudian subsidiary

Commenced underwriting business in Financial Lines

Purchased majority shareholding of SR Bishop

2008
Assigned BBB+ rating by S&P and A- rating by A.M. Best

Established IGI Dubai

2009
Commenced underwriting General Aviation business

Commenced underwriting Professional Indemnity business

Acquired SR Bishop and renamed to North Star

2010
Established FSA regulated UK subsidiary

2012
Commenced underwriting Ports & Terminals business

IGI Dubai commences operations as an agency

2013
Commenced underwriting Political Violence business

2014
S&P raised IGI's rating from BBB+ 'stable' to BBB+ 'positive'

Established office in Casablanca

2015
S&P raises IGI's rating to A- (Stable)

Commenced underwriting Forestry business

2016
Commenced underwriting Casualty business

Commenced underwriting Directors' & Officers' business

New brand launched

2017
Commenced underwriting Legal Expenses business

AM Best raises IGI's rating to A- (Positive)

2018
Commenced underwriting Renewable Energy business

Commenced underwriting Inherent Defects business

2019
Kuala Lumpur office transformed to Asia Pacific hub

AM Best upgraded IGI's credit ratings to A (Excellent)

~$550mm market cap. Specialty (Re)Insurer[(2)]

Source: Public filings.
(1) Dubai International Financial Center. (2) Represents estimated pro forma market capitalization of IGI; Assumes no redemptions by Tiberius shareholders and an acquisition price of $386mm assuming 6/30/2019 book value of $316mm (after adding back IGI transaction expenses) and acquisition P/B multiple of 1.22x.

International General Insurance Holdings Limited

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Opportunity for IGI to Capitalize on Sector Tailwinds & Partner with Industry Veterans

Attractive Market Opportunity

- Management would like to continue to participate in significant upside potential for IGI as meaningful owners
- Shareholders, who have partnered with IGI for many years, will have an opportunity for liquidity and price discovery
- Evolution of IGI affords investors unique opportunity to share in value creation alongside management
- Opportunity for us to partner with "like-minded", market-recognized insurance veterans at Tiberius
- We are bottom-line focused and the market opportunity to attractively deploy capital is evident

Deploying Capital into a Hardening Market

"Property direct and facultative underwriters are continuing to achieve double-digit rate rises on renewal business as they ride momentum fuelled by the withdrawal of capacity from major US domestic writers (May 2019)" — Insider

"A "remarkable" level of claims frequency and an overall poor loss record in the downstream energy market has resulted in double-digit rate increases even on some loss-free accounts (May 2019)" — Insider

"'Between us and Lloyd's, we've moved the market': Brian Duperreault (June 2019)" — AIG

Tiberius Board is Complementary

C. ALLEN BRADLEY, JR.
AMSF stock performance under his leadership: ~500%
- Former Chairman and CEO of Amerisafe
- Appointed CEO in 2003, led the IPO in 2005

MICHAEL GRAY
Proven Operator in the SME Specialty Sector
- CEO at Gray Insurance Company
- Director of APCIA, Chairman of Louisiana Insurance Guaranty Association

JOHN W. HAYDEN
The Midland Company stock performance under his leadership: >500%
- Former CEO of The Midland Company
- Served as President of Specialty Insurance at Munich Re

SENATOR E. BENJAMIN NELSON
Former Governor of NE (1991-1999) & US Senator (2001-2013)
- Former CEO of the National Association of Insurance Commissioners (NAIC) from 1982 to 1985 and 2013 to 2016
- Former Director of the Nebraska Department of Insurance

JOHN D. VOLLARO
ACGL stock performance under his leadership: >800%
- Senior Advisor and Director of Arch
- Former EVP and CFO of Arch

Market-Leading Insurance Managers and Owners Partnering with "Like-Minded" Respected Public-Company Insurance Veterans

International General Insurance Holdings Limited

7

Conservative Specialty-Class Individual Risk Underwriter

Intelligent Risk Selection & Management

- Class-underwriting profit-centers irrespective of geography
- In-depth risk assessment of underlying exposure
- Facultative reinsurance designed to enhance risk-adjusted returns
- Prudent use of treaty reinsurance to protect capital



Treaty
6%
MGA - Originated Business
25%
Individually Underwritten
70%

2018 Gross Premiums Written: $302mm

Favorable Reserve Development History[1]

- Conservative approach to setting reserves with a history of favorable development



($mm)
$16
$24
$27
$23
$9
8.2%
15.1%
17.4%
15.1%
4.9%
2014
2015
2016
2017
2018
Favorable Development / Net Premiums Earned

In-depth Risk Underwriting Culture Matched with Conservative Reserving Philosophy

Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.
(1) Data based on case + IBNR reserve development.

International General Insurance Holdings Limited
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 Broad Distribution Network  IGI has Long-Standing Relationships with an Array of Brokers that have “Boots on the Ground”  By 2018 Gross Premiums Written  Top 10: 71%  Top 5: 59%  Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.     (% of Total)

 Section 2  INVESTMENT HIGHLIGHTS

Investment Highlights

#	Highlight	Description
1	Market Respected and Recognized Management Team	▪ Management has received numerous industry awards and is recognized for its client service
2	Multi-Line Specialty (Re)Insurer	▪ Well-diversified book of 17 business lines spanning across attractive specialty and niche products
3	Individual Risk Selection & Underwriting	▪ Prudent, sound individual risk underwriting focused on profitability and capital preservation generating a 90% average combined ratio over the last 10 years
4	Differentiated Geographical Footprint	▪ Geographical spread of 200+ countries with access to both mature markets and faster-growing, underpenetrated markets with attractive growth rates
5	Scalable Operating Platform	▪ Highly efficient and scalable infrastructure with cost efficient back office operations in Amman
6	Conservative Balance Sheet and Capital Management	▪ Solid capital adequacy levels backed by rigorous reserving process, no financial leverage & prudent reserving philosophy with 12% of favorable development over last 5 years
7	Demonstrated Track Record of Total Value Creation	▪ 17 year track record of creating shareholder value through superior underwriting, capital mgmt. and conservative investing delivering a 361% return for shareholders since inception
8	Low Volatility Returns	▪ Strong unlevered ROE of ~9% delivered with low volatility returns through market cycles
9	Well Defined Levers for Value Creation	▪ Clearly identified near-term growth and ROE enhancing opportunities leveraging existing skills and market opportunities

IGI

Demonstrated Track Record of Double-Digit Compounding of Tangible Book Value Plus Dividends Achieved Through Focused Underwriting, Strong Cycle Management, Conservative Investment Philosophy and Cost-Efficient Structure

International General Insurance Holdings Limited

11

❶ Market Respected and Recognized Management Team



EY

Wasef Jabsheh

2019 EY Entrepreneur of the Year for Jordan



MENA Insurance Awards

International General Insurance

2018 Reinsurer of the Year

"Our clients have benefitted from their professionalism and service focused approach and this has led to increased demand for their capacity [...] They are supported by an excellent panel of reinsurers who have benefitted substantially from IGI's underwriting (2013)"

GUY CARPENTER

"Our experience with them is as a tough but fair trading partner. Both our clients and our brokers have voiced satisfactions in the way they approach claims and placement issues and their staff has proven responsive and professionally able (2013)"

JLT

"Specialty insurer IGI has a record of consistent and profitable growth in its core Afro-Asian markets…Despite the challenging trading environment [in 2016], IGI continued to diversify its portfolio and strengthen its regional operations (2017)"

insuranceday Business intelligence | informa

"In our opinion, IGI benefits from an experienced management team. It has also proven successful in attracting high-calibre technical and underwriting staff from around the world, and has been able to consistently define and achieve its strategic objectives (2018)"

S&P Global

"Under Wasef's leadership, IGI is now one of the most successful reinsurance companies in the Middle East and Northern Africa region. He has transformed it into a truly global company, writing... business in more than 200 countries across the world (2019)"

EY

"In a mainly male-dominated sector, Wasef has bucked convention. IGI boasts a 50:50 male to female ratio among its staff, who come from more than 15 different countries. Wasef explains, "We want to do more to promote diversity in the workplace because we believe that diverse and inclusive businesses are more innovative, creative and profitable." (2019)"

EY

IGI Management Team Recognized Among Best-In-Class By Distribution Partners and Independent Industry Participants

Source: Company filings, website.

International General Insurance Holdings Limited

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❷ Steadily Growing and Increasingly Diversified Specialty (Re)Insurer

Accident Year GPW by Business Line ($mm)


2009-2019E
CAGR: 8%
Strong Cycle Management
$153
$179
$203
$226
$240
$252
$242
$231
$275
$302
$340
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Property (14% of 2018 GPW)	▪ Risks vary from large hotels to industrial manufacturing ▪ Conservative in risks related to hazardous operations ▪ Growth prospects for Latin America, Africa, Japan and Far East
Reinsurance (6% of 2018 GPW)	▪ Primarily property & medical expenses, mostly on XoL basis across ~90 countries ▪ Preference for small-medium sized cedants with high-quality data and consistent underwriting ▪ Raising profile in treaty market
Other Specialty (24% of 2018 GPW)	▪ Encompasses 5 lines: Ports & terminals, General Aviation, Engineering, Political violence, Marine liability
Professional & Financial Lines (30% of 2018 GPW)	▪ Key lines include professional indemnity and financial institution ▪ London-based PI team established in 2014 followed by D&O and legal expenses in 2017 ▪ Largely written on annual practice policy basis
Energy (27% of 2018 GPW)	▪ Strong presence in major energy insurance hubs (e.g. UK, Norway and Dubai) ▪ Downstream: largely operating risks (e.g. property damage, business interruption, machinery breakdown) largely within the oil & gas and power & utilities sectors ▪ Upstream: coverage includes business interruption, property damage and loss of hire in a number of sub-classes

Prudent Growth and Cycle Management Marked by Opportunistic Approach to Capitalizing on Market Dislocation

Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. Source: Annual accounts, management information.

International General Insurance Holdings Limited

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 Disciplined Risk Selection and Prudent Risk Management Framework  3  Source: Management information. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.(1) Size of bubble based on IGI’s 2018 GPW.(2) Includes 4 year average loss ratio for Forestry, which commenced in 2015.(3) % of applications declined by line of business.(4) Equity balance as of 12/31/2017.(5) Peers include ARGO, RLI, JRVR, KNSL, AXS, MKL, WRB, RE, RNR, LRE and BEZ.  2018 Declinature Rate(3)  5 Year Average Loss Ratio  Prudent, Sound Underwriting Focused on Profitability(1)  2017 Cat Losses as a % of Equity(4)    Examples of 2017 Cat Losses as of 3/31/19 ($mm)  (5)              Selective Underwriting with Focus on Loss Mitigation and Capital Preservation

❹ Underwriting in Recognized Markets w / Differentiated Geographical Exposure

Exposure to 200+ Countries

Middle East, Africa and Asia (26%)

- Comprises MENA ($37m), Asia ($32m) and Africa ($9m)

Latin America (17%)

- Comprises Central America ($27m) and South America ($26m)



Africa 3%
Asia 11%
Latin America 17%
Middle East 12%
2018 GPW: $302m
Worldwide 17%
Continental Europe 15%
UK 25%

Europe (40%)

- Comprises UK ($76m), Germany ($10m) and other European countries ($34m)

Worldwide (17%)

- Comprises exposure to accounts that are worldwide ($21m), Caribbean Islands ($14m), Australasia ($13m) and North America ($3m)

Underwriters by Location



Casablanca 4
Amman 10
Dubai 6
Dec-18: 51
London 31
Underwriting Headquarters in London

Access to Attractive Markets

“The rates environment in the Middle East and North Africa (MENA) region has improved over the past year… (June 2019)”

Insider

IGI Writes Business in 200+ Countries in Mature and High-Growth, Underpenetrated Regions with Attractive Growth Rates

Source: Management information, annual accounts. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.

International General Insurance Holdings Limited

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5 Scalable Tech-Enabled Operating Platform

Cost-Efficient, Optimized Operations

- Largely London-based underwriting staff supported by back and middle-office operations in Amman (Jordan)
- Amman hub provides central services to global underwriting platform
- Average annual salary of ~$26k in Jordan for support staff[1]

Employees (excl. Underwriters)

IGI Office	U/W Support	Claims & Reinsurance	Finance, Investments & Admin.	IT	Other	Total
Amman	54	17	35	13	22	141
London	0	5	10	-	7	22
Dubai	1	-	2	-	2	5
Casablanca	-	-	2	-	1	3
Labuan	-	-	1	-	2	3
Total	55	22	50	13	34	174

Technology is a Core Competency

- Robust and flexible technology platform built for long-term success
- Deployed and integrated cutting edge modelling / analytical systems:
  - Tyche stochastic modelling improves accuracy of risk assessment by running sensitivity tests on expert judgements to one million rather than the typical 50,000

Tyche — *Sophisticated, high-speed modelling platform*

Psicle — *Next-generation actuarial and financial modelling*

> "We've focused on trying to price policies faster and more efficiently. With multiple inclusions and exclusions on a policy, the process tends to bog down going manually back and forth. **With automation, the underwriter can easily see the changes.**"
>
> **Hatem Jabsheh on Robotics Process Automation**

Digital Transformation Strategy

Office Digitization and Collaboration → Cloud Computing → Robotics Process Automation and Machine Learning → Intelligent Business Processing Management → Business and Artificial Intelligence → Blockchain

Scalable, Cost-Efficient Platform and Modern IT Infrastructure to Support a Growing Franchise

Source: Management information.
(1) Based on Jordan employees excluding underwriters and senior management.

International General Insurance Holdings Limited

16

 Regulated by BMA, UK FCA and PRARobust 287% Bermuda solvency ratio supports one of the highest ratings in the MENA region(2)No financial leverage  Conservative Balance Sheet and Capital Management  Seamless communication among actuarial reserving team, underwriting and claimsReserve testing performed by in-house actuary on regular basisReserves tested by independent, third party actuaries: Lane Clark & Peacock (semi-annually) and EY (annually)  Rigorous Reserving Philosophy     Strong Credit Ratings      Capital adequacy in excess of our AAA benchmark(1)  The ratings reflect IGI’s balance sheet strength…as well as its strong operating performance, limited business profile and appropriate enterprise risk management(1)    Robust Balance Sheet    NPE / Shareholders’ Equity(3)   Equity to Net Loss Reserves        History of Conservative Capital & Risk Management While Maintaining a Fortress Balance Sheet  6  Source: Annual accounts, credit rating reports. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.(1) AM Best press release dated September 5, 2019. S&P report dated July 16, 2018.(2) BSCR/ECR ratio for Bermuda entity (International General Insurance Co Ltd) as of December 31, 2018.(3) Net Premiums Earned divided by end of year Shareholders’ Equity.  STABLE OUTLOOK RATING  A-  by S&P  STABLE OUTLOOK RATING  A  by A.M. Best  The rating reflects IGI’s solid risk-adjusted capitalisation, consistently good technical performance and diversified business profile(1)

❼ Underwriting Expertise & Limited Investment Risk Drive Value Creation

Combined Ratio (2009-2018)



90.4%

IGI Average Combined Ratio

Investment Portfolio(1)



Equity 5%
Other 4%
Real Estate 6%
Cash & S-T 52%
Gov. & Corp. Fixed Income 33%

IGI 2018Y Yield: 2.1%

Total Value Creation CAGR (2009-2018)(2)



10.2%
9.1%
IGI
Peer Median (3)

IGI Combined Ratio Compared to Industry



90% 97%
95% 93%
107% 87%
92% 89%
88% 88%
90% 87%
90% 84%
95% 87%
110% 103%
95% 89%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
AM Best Global Reinsurance Index
IGI

Peer 10-Yr Avg: 95%

IGI 10-Yr Avg: 90%

IGI Total Value Creation per Share Since Inception(2)



2002-2018 TVC CAGR: 10%
100 111 133 161 172 212 181 200 222 246 285 331 366 385 429 442 461
58 69 104 67 87 105 125 154 185 205 212 240 240 254
61 74 89 102 107
100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100
'02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18
Indexed Value
Tangible Book Value Per Share Increase
Dividends

Source: IGI annual reports, SNL Financial. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.
(1) Portfolio composition and yield for IGI as of and for the twelve months ended December 31, 2018.
(2) Total Value Creation defined as Tangible Book Value per Share growth plus cumulative dividends. Indexed to 100.
(3) Peers include ARGO, HSX, LRE, BEZ, RLI, JRVR, KNSL, AXS, ACGL, MKL, WRB, RE, and RNR.

International General Insurance Holdings Limited

18

 High Quality ROE with Limited Volatility Among Best-in-Class Peers  8    Note: Bubble size representative of P/BV multiple. Source: SNL Financial. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. Market data as of 10/3/2019. (1) Includes operating ROAE data for 2016 through 2018. (2) Represents standard deviation of annual ROEs for peers for representative years.   (2)  Book Value Growth Generated Through Consistently Strong, Lower Volatility Returns   Historically strong, low-volatility ROE with no Debt and 50%+ of Investment Portfolio in Cash  Avg. P/BV: 1.91x    High ROAE  Low Volatility  (1)  IGI

❾ Well Defined Levers for Risk-Adjusted Value Creation

Near-Term

A — Organic Growth in Existing Markets

- Well-positioned to capitalize on recent developments in the London and the Middle East insurance markets
  - Lloyd's increasingly focused on portfolio remediation to improve underwriting profitability
  - Capacity reductions / withdrawals from several classes of business by many Lloyd's syndicates
  - Qatar Re, Partner Re and Aspen have exited the Middle East market
- Increased focus on expanding presence in Asia through recent CEO hire in Kuala Lumpur

B — Expansion to New Specialty Business Lines and Markets

- Exploring potential entry into the U.S. E&S markets
- Application placed for Belgium-based EU subsidiary
- Potential entry into niche segment of marine hull market

C — Investment Yield Uplift

- Opportunity to improve investment yield by ~40-70bps through portfolio optimization; shift investments from cash into fixed income instruments and reposition to an overall balanced portfolio in-line with peers

Longer-Term

Leverage Lloyd's Coverholder Platform and Manage Third Party Capital

- Reactivate IGI's existing Lloyd's coverholder platform (North Star)
- Leverage our core underwriting skills to manage third-party capital
  - Use of platform to add scale without incremental balance sheet or underwriting risk

Value Levers Capitalize on Existing Management Knowledge, Skillset and Platform

International General Insurance Holdings Limited

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 Section 3  FINANCIAL OVERVIEW

   Track Record of Delivering Results Through the “Market Cycle”  Combined Ratio  Gross Premiums Written ($mm)  Un-Levered Operating Return On Equity  Net Operating Income ($mm)  ’09-’18 CAGR: 7.8%  ’09-’18 CAGR: 12.8%  13% ’18-’19E Growth Reflective of Improving Market Conditions  Source: IGI annual reports. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.    Historical Results Include PY Reserve Development  Projections Exclude PY Reserve Development

           Illustrative Value Lever Analysis  B  C  A  ($ in mm)  (1) Organic GPW growth from 2019 to 2020.(2) $35mm of transaction proceeds (approximately one-third of the total) deployed at 0.7x net premium written leverage at combined ratio of 91%.(3) Assumes investment of transaction proceeds at net investment yield of 3.0%.(4) Assumes portfolio repositioning achieves 3.0% Net Yield on investment portfolio.  (1)   (2)   (4)   (3)

 Section 4  Transaction Overview

$100mm+ of Fully Committed Financing = Transaction Certainty

Assumes no redemptions by Tiberius shareholders

Transaction Sources and Uses(1) ($mm)

Fully committed financing from existing Forward Purchase Agreements and certain Tiberius investors, backstop from Tiberius's sponsor and new PIPE investors



PIPE Proceeds $20
Forward Commitment $25
Cash - IPO Proceeds $180
Equity Consideration to IGI $306
Growth Capital $121
Transaction(2) Expenses $21
Warrant Retirement / Sponsor Loan Pay Back $4(3)
Cash to IGI Shareholders $80
Equity Consideration to IGI $306
Sources: $531
Uses: $531

Pro Forma Ownership(1)

Up to 70%+ Free Float(4)



SPAC Sponsor Shares (5) 2%
SPAC PIPE Investors 4%
SPAC Forward Purchase Shares 6%
Current IGI Shareholders (Jabsheh Family) 24%
SPAC IPO Shares 33%
Current IGI Shareholders
Current IGI Shareholders (Non-Jabsheh) 31%

Pro Forma Shares Outstanding: 52.682 million(5)

Jabsheh Family Pro Forma Ownership of ~24% in IGI Demonstrates Strong Alignment with IPO Shareholders

(1) Assumes no redemptions by Tiberius shareholders and an acquisition price of $386mm assuming 6/30/2019 book value of $316mm (after adding back IGI transaction expenses) and acquisition P/B multiple of 1.22x. (2) Transaction expenses for both Tiberius and IGI include underwriting, advisory and other costs. (3) $2.3mm of warrant retirement costs and $1.7mm of sponsor loan pay back included. (4) Free float excludes Jabsheh family and SPAC sponsor shares. (5) Assumes Tiberius stock valued at $10.45 per share. Shares issued to Current IGI shareholders to be at the redemption price. Excludes Founder Shares held in escrow that are subject to an earn out. Assumes that there are no new awards under any new equity incentive plan and excludes any outstanding warrants. Includes shares held by current IGI shareholders that are held in escrow in connection with any post-closing purchase price adjustments.

International General Insurance Holdings Limited

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Attractive Entry Valuation Relative to Specialty Peers

Price to Book Value[1]


24% Discount
1.26x
1.67x
IGI (2)
Peer Median

Price to 2020E Earnings


8% Discount
13.4x
14.6x
IGI (3)
Peer Median

5 Year Avg. Operating ROE


No Fin. Leverage
50%+ Investment
Portfolio in Cash
9.0%
9.0%
IGI
Peer Median

Dividend Yield


Superior
Regular
Dividend
2.7%
1.7%
IGI (4)
Peer Median

Offered at a Substantial Discount Compared to Peers, Despite Robust Risk-Adjusted, Unlevered Returns

Note: Peers include ARGO, HSX, LRE, BEZ, RLI, JRVR, KNSL, AXS, ACGL, MKL, WRB, RE, and RNR. Market data as of 10/3/2019. Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. Financial information for peers presented as reported. Source: SNL Financial, FactSet.

(1) US Book Values as of 6/30/19, UK Book Values as of 12/31/18. (2) IGI P / BV calculated assuming $10.45 price per Tiberius share, no redemption of shares, pro forma outstanding shares of 52.682 million & pro forma book value of $437mm (6/30/19 standalone book value of $316mm and $121mm of incremental balance sheet cash). (3) Price to 2020E earnings calculated using $10.45 price per Tiberius share, weighted average shares outstanding of 47.887 million and 2020E pro forma earnings of $37mm. (4) IGI dividend yield assumes 2020E pro forma earnings of $37mm, dividend payout ratio of 40%, and estimated pro forma market capitalization of $550mm.

International General Insurance Holdings Limited

26

Transaction Creates a ~$550mm[(1)] Publicly-Listed Specialty (Re)Insurer

Transaction	▪ Tiberius Acquisition Corporation ("Tiberius") is a Nasdaq-listed special purpose acquisition company ▪ A newly formed Bermuda holding company ("PubCo") will acquire Tiberius through a subsidiary merger, with Tiberius security holders receiving equivalent securities of PubCo ▪ PubCo will acquire International General Insurance Holdings Ltd. ("IGI") through a share exchange for a total purchase price equal to 1.22x IGI's month-end book value immediately prior to closing in cash & stock[(2)] ▪ Estimated purchase price of $386mm for 100% of IGI based on 6/30/2019 book value of $316mm ▪ Pro forma company expected to be eligible for Russell 2000 index
Cash Consideration	▪ PubCo to pay $80mm of aggregate cash consideration to IGI shareholders for a portion of their shares ▪ Each share of stock sold for cash is valued at 2.00x IGI's month-end book value per share immediately prior to closing[(2)]
Stock Consideration	▪ Stock consideration for remainder of purchase price, which based on current estimates is expected to equal $306mm (PubCo stock valued at the redemption price, which is currently expected to be approximately $10.45)
Lockup Provision	▪ Tiberius Sponsor, Wasef Jabsheh and other significant minority shareholders subject to customary lockups
Minimum Cash Condition to Sign	▪ Minimum cash condition of $100mm which is already met in commitments ▪ $100mm fully committed from existing forward purchase commitments, current Tiberius investors who have waived their right to redeem, backstops from Sponsor, and new PIPE investors
Key Closing Conditions	▪ Receipt of required regulatory approvals ▪ SEC approval of registration statement / proxy statement ▪ Tiberius shareholder approval ▪ Nasdaq listing approval ▪ Minimum cash condition of $100mm
Board	▪ Governed by public company standards for foreign private issuers complying with SEC and Nasdaq rules ▪ Board of Directors to have 7 directors; 5 designated by IGI (at least 2 shall be considered independent under Nasdaq requirements) and 2 designated by Tiberius (at least 1 shall be considered independent under Nasdaq requirements)
Management	▪ Executive management commitment to long-term employment contracts ▪ Governed by public company standards and compensation committee

(1) Assumes no redemptions by Tiberius shareholders and an acquisition price of $386mm assuming 6/30/2019 book value of $316mm (after adding back IGI transaction expenses) and acquisition P/B multiple of 1.22x. (2) Book value adjusted by adding back IGI transaction expenses.

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 Transaction Steps & Timeline  October 10, 2019: Transaction announcement / Tiberius 8-K filing with SECQ4 2019: Initial Form F-4 filed with the SECQ1 2020: SEC approves Form F-4Q1 2020: Nasdaq Listing approvalQ1 2020: Tiberius Shareholder MeetingQ1 2020: Transaction close subject to regulatory approvals and shareholder approvals

 Section 5  SUPPLEMENTAL MATERIALS

 Operating Earnings and Summary Financial Metrics  Source: IGI annual reports. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.(1) Includes loss (gain) on revaluation, fair value change in investments and fair value change in investment property.    Includes incremental capital on balance sheet of $121mm

 IFRS Summary Balance Sheet  Source: IGI annual reports. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.

 IFRS Summary Income Statement  Source: IGI annual reports. Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board, 2017 expenses restated per 2018 annual report.

 Reinsurance Program and Strategy to Mitigate Risk  Reinsurance strategy to protect capital and optimize underwriting profitability  Catastrophe protection up to $87.5mm which protects against 1:250 single-eventNet PML of $14mm in 1:250 event  Catastrophe Risk    Reinsurance strategy combination of quota share, facultative and XOL coverageCoverage tailored according to the underlying exposure Reinsurance panel consists of highly-rated reinsurers  Protection    Retentions range between $1mm and $10mm depending on underlying business lines  Retention Before FAC

 IGI Partners with Well-Rated Reinsurance Partners  Excess of Loss  Quota Share  Source: Management, AM Best.  Based on 2018 GPW ($mm)

 History of Consistent Favorable Reserve Development  Source: Management information.

Current Corporate Structure

International General Insurance Holdings Ltd

United Arab Emirates

Group Holding Company

Dubai International Financial Centre

IGI Underwriting Co Ltd

Jordan

Underwriting agency for the IGI Bermuda entity

Founded: 2002

Regulator: Jordan Insurance Directorate

International General Insurance Co Ltd[1]

Bermuda

Main Group underwriting entity

Founded: 2007

Regulator: Bermuda Monetary Authority

Rated: A-/Stable by S&P and A/Stable by A.M. Best

North Star Underwriting Limited

UK

Specialist marine underwriting agency – writing liability, war and specie risks for and on behalf of IGI and others

Approved Lloyd's coverholder

Acquired in 2009

Regulator: UK Financial Conduct Authority

International General Insurance Co (UK) Ltd

UK

Underwrites risk sourced through London brokers and EU domiciled business

Founded: 2009

Regulator: UK FCA and PRA

Rated: A-/Stable by S&P and A/ Stable by A.M. Best

International General Insurance Co (Dubai) Ltd

United Arab Emirates

Underwrites casualty, engineer and political violence for IGI Bermuda

Founded: 2008

Regulator: Dubai Financial Services Authority

International General Insurance Co Ltd – Labuan Branch

Malaysia

Offshore branch of IGI Bermuda

Provides access to Malaysian & Far East markets

Founded: 2006

Regulator: Labuan Financial Services Authority

International General Insurance Co Ltd - Representative Office

Morocco

Representative office of IGI Bermuda

Provides access to Northern, Central and West African markets

Founded: 2014

Regulator: Casablanca Finance City

IGI will Re-domicile to Bermuda Post Transaction

Source: Management information

(1) Subsidiaries also include Specialty Mall Investment Co. (real estate properties development and lease) and IGI Services Limited (owning and chartering aircraft) which are wholly-owned by International General Insurance Co Ltd Bermuda.

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Peer Trading Comparables

	Ticker	Price 10/3/19	Market Cap. ($MM)	ROE 2019E	ROE 2020E	Price / Book Reported	Price / Book Tangible	Price / EPS 2019E	Price / EPS 2020E	Regular Div. Yield
IGI Pro Forma	IGI	$10.45	$550	9.3%	8.1%	1.26x	1.27x	11.8x	13.4x	2.7%
Arch Capital Group Ltd.	ACGL	$41.12	$16,587	11.8%	10.7%	1.67x	1.78x	14.7x	13.9x	0.0%
Markel Corporation	MKL	1,163.65	15,926	5.1	4.8	1.53	2.45	31.9	30.2	0.0
W. R. Berkley Corporation	WRB	71.00	12,956	9.0	8.3	2.18	2.24	24.8	24.5	0.6
Everest Re Group, Ltd.	RE	257.61	10,560	12.1	10.3	1.19	1.19	10.1	10.6	2.2
RenaissanceRe Holdings Ltd.	RNR	189.19	8,355	12.6	11.0	1.59	1.67	13.2	13.0	0.7
Hiscox Ltd	HSX-LON	19.39	5,591	11.2	12.4	2.09	2.29	21.1	17.6	2.2
Axis Capital Holdings Limited	AXS	65.12	5,467	9.8	9.5	1.14	1.23	12.3	11.5	2.5
RLI Corp.	RLI	89.61	4,013	12.3	11.5	4.18	4.43	37.3	37.4	1.0
Beazley Plc	BEZ-LON	7.54	3,964	15.3	16.8	2.55	2.77	17.0	13.5	2.0
Argo Group International Holdings, Ltd.	ARGO	67.66	2,356	6.5	7.8	1.20	1.40	19.2	14.6	1.7
Kinsale Capital Group, Inc.	KNSL	101.61	2,247	16.3	14.5	7.05	7.13	41.7	36.9	0.3
Lancashire Holdings Limited	LRE-LON	8.82	1,771	10.3	12.9	1.58	1.84	16.2	12.3	1.7
James River Group Holdings Ltd	JRVR	49.41	1,501	10.7	10.5	1.89	2.62	18.3	17.0	2.4
Peer Low				5.1%	4.8%	1.14x	1.19x	10.1x	10.6x	-
Peer Mean				11.0%	10.9%	2.30x	2.54x	21.4x	19.5x	1.3%
Peer Median				11.2%	10.7%	1.67x	2.24x	18.3x	14.6x	1.7%
Peer High				16.3%	16.8%	7.05x	7.13x	41.7x	37.4x	2.5%

Source: FactSet, SNL Financial. Market data as of 10/3/2019. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. US Tangible Book Values as of 6/30/19, UK Tangible Book Values as of 12/31/18, IGI Tangible Book Value as of 6/30/19. Financial information for peers presented as reported.

(1) IGI P / BV calculated assuming $10.45 price per Tiberius share, no redemption of shares, outstanding shares of 52.682 million & pro forma book value of $437mm (6/30/19 standalone book value of $316mm and $121mm of incremental balance sheet cash). IGI Price to 2020E earnings calculated assuming $10.45 price per Tiberius share, weighted average shares outstanding of 47.887 million in 2019 and 52.682 million in 2020 and 2019E and 2020E pro forma earnings of $30mm and $37mm, respectively. Dividend yield assumes 40% payout ratio.

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DISCLAIMER  This Investor Presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of International General Insurance Holdings Ltd. (“IGI”) or Tiberius Acquisition Corporation (“Tiberius”) or any of IGI’s or Tiberius’ affiliates’ securities. This Investor Presentation has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination of IGI and Tiberius and for no other purpose. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. Please refer to the business combination agreement, following its execution, for the full terms of the transaction. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections, modelling or back-testing or any other information contained herein. Any data on past performance, modeling or back-testing contained herein is no indication as to future performance. IGI and Tiberius assume no obligation to update the information in this Investor Presentation. Investors should note that IGI presents its financial statements in accordance with International Financial Reporting Standards (“IFRS”), while Tiberius presents its financial statements in accordance with generally accepted accounting principles in the United States (US-GAAP) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. This presentation contains financial information prepared in accordance with IFRS that have been extracted without material adjustment from audited IFRS financial statements and/or extracted or derived from unaudited accounting records that have been used to prepare IFRS financial statements. This presentation also contains certain non-IFRS financial measures which have not been and will not be audited. These non-IFRS financial measures are not recognised measures of financial performance or liquidity under IFRS, but are measures used by IGI’s management to monitor the underlying performance of IGI’s business and operations. These non-IFRS measures may not be indicative of IGI’s historical operating results nor are such measures meant to be predicative of future results. These measures and ratios may not be comparable to those used by other companies under the same or similar names. As such, undue reliance should not be placed on these non-IFRS financial measures. Certain numbers herein are unaudited and are based on internal records and/or estimates. This Investor Presentation contains certain forward-looking information which will not be included in future public filings or investor guidance. The inclusion of financial information or metrics in this presentation should not be construed as a commitment by IGI to provide guidance on such information in the future. The trademarks and trademark symbols used herein are the properties of their respective owners.The information contained herein does not purport to be comprehensive. Neither IGI nor Tiberius nor any of their respective directors, officers, employees, agents, affiliates, advisors or agents, undertake any obligation to provide the recipient(s) with access to any additional information or to update the information contained herein, or to correct any inaccuracies in the information contained herein, including any data or forward-looking statements. Any decision to purchase or subscribe for securities of IGI or Tiberius in any offering should be solely based on information contained in any prospectus or offering circular that may be published by IGI or Tiberius in final form in relation to any proposed offering and which would supersede the information herein in its entirety. The merit and suitability of an investment in IGI or Tiberius or any of their affiliates should be independently evaluated and any person considering such an investment is advised to obtain independent advice as to the legal, tax, accounting, financial, credit and other related aspects prior to making an investment. No reliance may be placed for any purpose on the information contained herein or its accuracy, fairness or completeness. The information contained herein is provided as at the date of this presentation and is subject to change without notice. This presentation is the sole responsibility of IGI and has not been reviewed or approved by any regulatory or supervisory authority.Use of ProjectionsThis Investor Presentation contains financial forecasts with respect to IGI’s estimated future performance. Neither Tiberius’ independent auditors nor the independent auditors of IGI audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Investor Presentation and, accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Investor Presentation. None of these forecasts were prepared with a view toward compliance with the published guidelines of the SEC, IFRS, U.S. GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections should not be relied upon as being necessarily indicative of future results. In this Investor Presentation certain of the above-mentioned projected financial information has been included (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein) for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Tiberius or IGI or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Investor Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. The financial forecasts reflect assumptions that are subject to change, and there can be no assurance that the Company’s financial condition or results of operations will be consistent with those set forth in such analyses and forecasts.Forward Looking StatementsCertain statements made in this Investor Presentation are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this Investor Presentation, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” “poised,” “opportunities” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Tiberius’ or IGI’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability for any reason to close the transactions contemplated by the business combination agreement; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Tiberius’ stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination agreement; costs related to the proposed business combination; IGI’s ability to manage growth; IGI’s ability to execute its business plans and the timing and costs of these plans; IGI’s estimates of the size of the markets it serves; the rate and degree of market acceptance of IGI’s insurance products; IGI’s ability to expand its business; IGI’s ability to identify and integrate acquisitions; the demand for the insurance products IGI markets and sells; rising costs or pricing pressures adversely affecting IGI’s profitability, including sales and marketing expenses; expectations regarding capacity constraints; potential litigation involving Tiberius or IGI; the validity or enforceability of IGI’s intellectual property and IGI’s compliance with the intellectual property rights of third parties; general economic and market conditions impacting demand for the products IGI markets and sells ; the possibility that IGI may be adversely affected by other economic, business and/or competitive factors; and other risks and uncertainties indicated from time to time in the definitive proxy statement/prospectus to be delivered to Tiberius’ stockholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Tiberius. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur and, therefore, actual outcomes and results may differ from what is expressed or forecasted in such forward-looking statements. While IGI does not know what impact any such differences may have on its business, if there are such differences, IGI’s future results of operations and financial condition, could be materially adversely affected. No representation or warranty is made that any forward-looking statement will come to pass and you should not place undue reliance on these forward-looking statements. No one undertakes to update, supplement, amend or revise any such forward-looking statement. Except where otherwise indicated, the Information and the opinions contained therein are provided as at the date of the presentation and are subject to change without notice. Past performance of IGI cannot be relied on as a guide to future performance.Industry and Market DataIn this Investor Presentation, IGI relies on and refers to information and statistics regarding market shares in the sectors in which it competes and other industry data. IGI obtained this information and statistics from third-party sources, including reports by financial data firms and other firms. IGI has supplemented this information where necessary with information from discussions with IGI customers and others and its own internal estimates, taking into account publicly available information about other industry participants and IGI’s management’s best view as to information that is not publicly available. Such information has not been subject to any independent audit or review. To the extent available, the industry, market and competitive position data contained herein has come from official or third party sources. Third party industry publications, studies and surveys generally state that the data contained therein has been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. While IGI reasonably believes that each of these publications, studies and surveys has been prepared by a reputable party, neither IGI nor Tiberius nor any of their respective directors, officers, employees, agents, affiliates, advisors or agents, have independently verified the data contained therein. In addition, certain industry, market and competitive position data contained herein come from IGI’s internal research and estimates based on the knowledge and experience of IGI’s management in the markets in which IGI operates. While IGI reasonably believes that such research and estimates are reasonable, they, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change. Accordingly, reliance should not be placed on any of the industry, market or competitive position data contained in such information and no representation or warranty (express or implied) is given that such data is correct or complete. Additional Information about the Transaction and Where to Find ItIn connection with the proposed business combination and related transactions, a registration statement and amendments thereto will be filed with the SEC, and Tiberius will file preliminary and definitive proxy statements with the SEC and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of Tiberius are advised to read, when available, the registration statement and the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement in connection with Tiberius’ solicitation of proxies for its stockholders’ meeting to be held to approve the proposed business combination because the proxy statements/prospectuses will contain important information about the proposed business combination and related transactions and the parties to such arrangements. The definitive proxy statement/prospectus will be mailed to stockholders of Tiberius as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Investor Relations, Tiberius Acquisition Corporation, 3601 N Interstate 10 Service Rd W., Metairie, LA 70002.Participants in the SolicitationTiberius, IGI, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Tiberius stockholders in connection with the proposed business combination and related transactions. Information concerning the interests of Tiberius’ and IGI’s participants in the solicitation, which may, in some cases, be different than those of Tiberius’ and IGI’s equity holders generally, will be available in the proxy statement/prospectus relating to the proposed business combination to be filed by Tiberius with the SEC.UK / EU NoticeThe information contained herein is only addressed to and directed at the limited number of invitees who: (A) if in member states of the European Economic Area, are persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (EU Directive 2003/71/EC, as amended) (“Qualified Investors”); and (B) if in the United Kingdom are investment professionals (i) having professional experience in matters relating to investments falling under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); and (ii) who are high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The information must not be acted or relied on (i) in the United Kingdom, by persons who are not Relevant Persons and (ii) in any member state of the European Economic Area, other than the United Kingdom, by persons who are not Qualified Investors. Any investment activity in the United Kingdom to which the information relates is available only to Relevant Persons and may be engaged in only with Relevant Persons. Nothing in the information constitutes investment advice and any recommendations that may be contained therein have not been based upon a consideration of the investment objectives, financial situation or particular needs of any specific recipient. If you have received this document and you are not a Relevant Person you must return it immediately to IGI and not copy, reproduce or otherwise disclose it (in whole or in part).DisclaimerThis Investor Presentation shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Information has been prepared by IGI solely for information purposes only and does not constitute or form part of, and should not be construed as, an offer to sell or issue, or an offer or the solicitation of an offer to subscribe for, purchase or acquire IGI or securities of IGI, or an inducement to enter into investment activity, nor does it purport to give legal, tax or investment advice. No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever.